GOLFGEAR INTERNATIONAL, INC.
              BINDING SUBSCRIPTION FOR PURCHASE
                    OF EQUITY SECURITIES

September 1, 1999

The undersigned subscriber ("Purchaser") hereby agrees to purchase the following securities of GolfGear International, Inc.
(the "Company"), a Nevada corporation, on the terms and conditions stated herein.

1. SECURITY: Series A Senior Convertible Preferred Stock, par value $.001 (the "Preferred Stock"); stated value $9.50 per share.

2. INVESTMENT: $2,000,000 cash to purchase 210,526 shares of Preferred Stock, which represent the equivalent of 2,105,260 shares of common stock, currently equal to 14.3% of Company.

3. REGULATORY COMPLIANCE: Preferred Stock to be sold to qualified investor (the "Purchaser") in a transaction exempt from the registration requirements of the United States Securities and Exchange Commission; transaction will comply with any applicable state regulatory requirements; subject to preparation of appropriate legal documentation by the Company.

4. VOTING RIGHTS:	One vote per share; votes on an "as if
converted" basis.

5. CONVERSION RATE: One share of Preferred Stock shall be convertible into ten shares of common stock. The common stock to be issued shall be considered "restricted securities" pursuant to Rule 144 as that term is defined under the Securities Act of 1933, as amended.

6. REGISTRATION RIGHTS: The common stock into which the Preferred Stock is convertible shall have unlimited piggyback rights.

7. CONVERSION PERIOD: The Preferred Stock is convertible, in whole or in part, at any time after issuance, into common stock for a period of two years from the date of issuance, and automatically converts into common stock on the second anniversary of the date of issuance.

8. SENIORITY: No new shares of Preferred Stock senior or equal to the Preferred Stock may be issued for so long as any of the Preferred Stock is outstanding.

9. DIVIDEND: 6% annual dividend, payable quarterly, in cash or additional shares of Preferred Stock, at the option of the Company.

10. RIGHT TO REQUIRE CONVERSION: Should the Company's common stock be listed on the NASDAQ SmallCap Market or the American Stock Exchange, or trade at or above $4.00 per share for twenty consecutive trading days, then the Company shall have the right to require conversion of the Preferred Stock into common stock.

11. RESET PROVISION: For the one year period after the issuance of the Preferred Stock, should the Company issue any securities at an effective price per common share of less than $.95, then the Company will adjust the conversion rate of the Preferred Stock into common stock to reflect the reduction in the effective price per common share.

12. USE OF PROCEEDS: To fund operations, fund preparation and filing of Form 10-SB Registration Statement with the United States Securities and Exchange Commission, purchase inventory, support sales, marketing and tour relations programs, pay accounts payable, bank line of credit and notes payable.

13. SALE RESTRICTIONS: The Company and Purchaser will determine appropriate sale restrictions on the underlying common stock commencing when such stock can be sold in open market transactions.

14. BOARD OF DIRECTORS: Purchaser shall have the right to elect one member of the board of directors for so long as the Preferred
Stock is outstanding, and for a period of two years subsequent to conversion of the Preferred Stock into common stock.

15. VOTING RIGHTS AGREEMENT: The Company and Purchaser will determine an appropriate voting rights agreement with respect to the Preferred Stock and the common stock into which the Preferred
Stock is convertible.

16. DEADLINE FOR FUNDING:  The $2,000,000 shall be paid to the
Company by October 31, 1999, or such other time period as the parties may agree to.

17. ANTI-DILUTION PROVISION: For the five year period after issuance of the Preferred Stock, if the Company should sell any shares of common stock or other securities convertible into common stock in any private or public transaction, then the Purchaser of the Preferred Stock shall have the right to purchase a sufficient number of the securities that are being sold under the same terms and conditions in order to maintain its 14.3% equity interest in the Company. Upon conversion of the Preferred Stock into common stock, as long as the common stock continues to be held by the Purchaser during the five year period after the issuance of the Preferred Stock, the Purchaser shall have the same anti-dilution rights as if it was still holding the Preferred Stock.

18. WARRANTS: Upon issuance of the Preferred Stock, the Company shall also issue to the Purchaser common stock purchase warrants entitling the holder to purchase 330,000 shares of common stock. Such warrants shall be exercisable at a price of $1.00 per share for a period of three years and shall have unlimited piggyback registration rights.

19. DISTRIBUTION AGREEMENT: Upon issuance of the Preferred Stock and the signing of the Distribution Agreement, the Company shall terminate all negotiations with other parties regarding distribution rights in Japan.

Agreed and Approved:

COMPANY:


By: /s/  Donald A. Anderson              Date: September 1, 1999
Donald A. Anderson
President/Chairman
GolfGear International, Inc.

DISTRIBUTOR:


By: /s/  Naoya Kinoshita                 Date: September 1, 1999
Naoya Kinoshita
President, M.C. Corporation

October 21, 1999


Keizaikai USA, Inc.
600 Mamaroneck Avenue
Fourth Floor
Harrison, New York 10528

Attention: Yuzo Kura

RE:  Finder's Fee and Royalty Agreement

Dear Mr. Kura:

This will confirm that GolfGear International, Inc. (the
"Company") has agreed to pay you the following compensation for acting as a finder and introducing the Company to M.C.
Corporation:

1. Ten percent (10%) fee for all funds raised as a direct result of your efforts in introducing the Company to M.C.
Corporation or others.

2. Common Stock warrants to purchase up to 20,000 shares of Common Stock of the Company at $1.00 per share. These warrants shall expire January 1, 2002.

3. Expenses such as travel, lodging, meals and other expense relating to this financing.

In addition to the above compensation, the Company will also pay you one percent (1%) of all royalties received by the Company from M.C. Corporation under the Distribution Agreement dated September 1, 1999 by and between the Company and M.C. Corporation. This royalty shall be for the sale of all golf bags, apparel and golf related accessories.

Please provide us with banking information or wire instructions on making the above payments.

We greatly appreciate your efforts in assisting the on-going endeavors of the Company and look forward to a long term prosperous relationship.

Sincerely,


/s/  Donald A. Anderson
Donald A. Anderson
President, Chairman of the Board